UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                           NEWMONT MINING CORPORATION
                        -------------------------------
                                (Name of Issuer)

                          Common Stock, $1.60 Par Value
                        --------------------------------
                         (Title of Class of Securities)

                                    651639106
                              -------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 872-1000
                 ----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 23, 1996
                      -----------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent r less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                                Page 1 of 8 Pages
                              Exhibit Index: Page 7

                                  SCHEDULE 13D

CUSIP No. 651639106                                            Page 2 of 8 Pages


1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               GEORGE SOROS (in his capacity as sole proprietor of SOROS FUND MANAGEMENT)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [x]
                                            b.  [ ]

3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               UNITED STATES

                      7      Sole Voting Power
  Number of                          7,845,234
   Shares
Beneficially          8      Shared Voting Power
  Owned By                           0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           7,845,234
    With
                      10     Shared Dispositive Power
                                     0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    7,845,234

12      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
        [x]

13      Percent of Class Represented By Amount in Row (11)

                                    7.88%

14      Type of Reporting Person*

        IA

                                  SCHEDULE 13D

CUSIP No. 651639106                                            Page 3 of 8 Pages

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               STANLEY F. DRUCKENMILLER

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [x]
                                            b.  [_]

3       SEC Use Only

4       Source of Funds*

               OO

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               UNITED STATES

                      7      Sole Voting Power
  Number of                         905,843
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           905,843
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    905,843

12      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
        [x]

13      Percent of Class Represented By Amount in Row (11)

                                    .91%

14      Type of Reporting Person*

        IN

                                                               Page 4 of 8 Pages



               This Amendment No. 6 to Schedule 13D relates to shares of Common Stock, $1.60 par value (the "Shares"), of Newmont Mining Corporation (the "Issuer"). This Amendment No. 6 amends the initial statement on Schedule 13D dated April 30, 1993 and all amendments thereto (collectively, the "Initial Statement"). This Amendment No. 6 is being filed to report the termination of a pledge agreement (the "Pledge Agreement") pursuant to which certain of the Shares, of which one of the Reporting Persons (as defined in the Initial
Statement) may be deemed the beneficial owner, were pledged as collateral to secure certain obligations under a revolving credit facility with a syndicate of lenders. Although the percentage of Shares of which the Reporting Persons may be deemed the beneficial owner has decreased since the last filing, such decrease is solely the result of an increase in the number of outstanding Shares; the Reporting Persons have not sold or purchased any Shares since the date of the last filing. Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Initial Statement. The Initial Statement is amended as set forth herein.

Item 3.        Source and Amount of Funds or Other Consideration.

               The securities held for the accounts of the SFM Clients may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in its margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The positions which may be held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

               The securities held for the accounts of the Duquesne LLC Clients may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in its margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The positions which may be held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 5.        Interest in Securities of the Issuer.

               (a) The aggregate number of Shares of which Mr. Soros may be deemed a beneficial owner is 7,845,234 (approximately 7.88% of the total number of Shares outstanding).

               Mr. Stanley Druckenmiller, a Managing Director of SFM, owns a majority interest in Duquesne LLC. The Duquesne LLC Clients hold 905,843 Shares (approximately .91% of the total number of Shares outstanding). By reason of his position with Duquesne LLC, Mr. Druckenmiller may be deemed to be the beneficial owner, for purposes of Rule 13d-3 under the 1934 Act, of all such Shares. Mr. Soros expressly disclaims beneficial ownership of any Shares not held directly by the SFM Clients.

               The filing of this statement on a joint basis by Mr. Soros and Mr. Druckenmiller shall not be construed as an admission that Mr. Soros is the beneficial owner of any Shares held or to be held for accounts of the Duquesne Clients or that Mr. Druckenmiller is the beneficial owner of any Shares held or to be held for the accounts of the SFM Clients.

               (b) Mr. Soros may be deemed to have the power to direct the voting and disposition of the 7,845,234 Shares held for the accounts of the SFM Clients by virtue of the contractual authority of SFM to exercise investment discretion with respect to such Shares.

               Mr. Druckenmiller, in his capacity as the Managing Member of Duquesne LLC may be deemed to have the sole power to direct the voting and disposition of the 905,843 Shares presently held for the accounts of the Duquesne LLC Clients.

                                                               Page 5 of 8 Pages


               (c) Except as disclosed in Item 6 hereto, which is incorporated by reference in this Item 5, there have been no transactions in the Shares since the date of the last filing by any of the Reporting Persons or other persons identified in response to Item 2 of the Initial Statement.

               (d) The shareholders of Quantum and Quota have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held for the respective accounts of Quantum and Quota (including the Shares) in accordance with their share ownership interests in Quantum and Quota. The partners of Quasar have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held for the account of Quasar (including the Shares) in accordance with their partnership interests in Quasar.

               The Duquesne Clients have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities (including the Shares) held for their accounts in accordance with their advisory contracts with Duquesne.

               (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               On March 22, 1995 each of the SFM Clients executed a Pledge Agreement pursuant to which certain of the Shares held for the accounts of each of the SFM Clients were pledged as collateral to secure the respective obligations of the SFM Clients under a revolving credit facility dated March 22, 1995 with a syndicate of lenders. On October 23, 1996, the Pledge Agreement was terminated and the Shares pledged as collateral thereunder by Quantum and Quasar were released from the pledge created thereby. Prior to October 23, 1996, the Shares pledged as collateral thereunder by Quota were released from the pledge created thereby.

               From time to time, the SFM Clients may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, to the extent permitted by applicable laws, the SFM Clients may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

               Except as described above, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.        Material to Be Filed as Exhibits

               (a) Power of Attorney, dated April 16, 1996, granted by Mr. George Soros in favor of Mr. Sean C. Warren.

               (b) Joint Filing Agreement pursuant to Rule 13d-1(f)(1) among Mr. Soros, Duquesne (the predecessor to Duquesne LLC and no longer a Reporting Person) and Mr. Druckenmiller (filed as Exhibit B to the Initial Statement and incorporated herein by reference).

                                                               Page 6 of 8 Pages



                                   SIGNATURES

               After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Date:   October 25, 1996            GEORGE SOROS



                                    By:  /S/ SEAN C. WARREN
                                         --------------------------------------
                                         Sean C. Warren
                                         Attorney in Fact


Date:   October 25, 1996

                                    /S/ STANLEY F. DRUCKENMILLER
                                    -------------------------------------------
                                    Stanley F. Druckenmiller

                                                               Page 7 of 8 Pages



                             INDEX OF EXHIBITS
                                                                            Page
                                                                            ----

A                     Power of Attorney, dated April 16,  1996,
                      granted by Mr. George Soros in favor of
                      Mr. Sean C. Warren.                                     8

B                     Joint   Filing   Agreement    pursuant
                      to   Rule  13d-1(f)(1)  among  Mr.  George
                      Soros,   Duquesne Capital  Management
                      Incorporated (the predecessor to  Duquesne
                      Capital  Management,  L.L.C.  and no longer
                      a  Reporting   Person)  and  Mr.   Stanley
                      Druckenmiller  (filed as Exhibit B to the
                      Initial Statement and incorporated herein by reference).